WETBOARD INC

ANNUAL REPORT

December 31, 2017



Explanatory Notes

The information contained herein has been prepared to assist interested parties in making their own evaluation of the Company and does not purport to contain all the information that a prospective investor may desire. The information in this Annual Report is for background purposes only and is subject to change. In all cases interested parties should conduct their own investigation, analysis and evaluation of the Company and the data set forth in this Annual Report. The information has not been independently verified by outside professionals, and was provided by the Company and other sources deemed to be reliable.

Make Your Wake



"As a kid growing up near Minneapolis, I was an avid water skier and wakeboarder, but I was frustrated with having to rely on my parents to take me to the lake and tow me. I wanted to motorize a ski and eliminate the need for boats altogether, so I set out to build my first prototype of the world's first electric water ski-wakeboard hybrid: the Wetboard.

In 1981, when I was about 13, I began to work on my first prototype. I did all the fabrication myself, but the first design was clunky and probably wouldn't have worked. As it turns out, that prototype wouldn't even hit the water because in 1986, I accidentally burned my parents' house—and prototype—to the ground.

Over the years, I continued to redesign my board, researching the technology it would take to build it. In 2015, I came across a new style of motor, and the design evolved into what it is today. A Wetboard is different from its primary competition, the powered surfboard, in that it is much smaller, and I expect it will be more maneuverable and outperform its rivals. The propulsion system and impeller are also unique in design and are presumably much more efficient than those of the powered surfboard.

All I really want to do is ride a Wetboard—that's why I've been working on it most of my life, and I'd love to share the thrilling ride with you. Let's build it!"

- *Chris White*
Wetboard Founder and CEO

The Wetboard Design



Water sports are a fun pastime, but for many people, the equipment it takes to get from the couch to the waves is too expensive and too much of a hassle. Unlike the simple act of swimming, activities like water skiing and wakeboarding require not only sporting equipment and life jackets, but also a boat to tow riders and a trailer to get that boat to and from the water.

For the thousands of adventure seekers and recreational water sports enthusiasts, options are limited to overpriced waterside rentals or even pricier boat and trailer ownership. What about those people who just want to hop in the car, head to the water and spend the day riding the waves? Jet-powered surfboards exist, but there are no options for water skiers and wakeboarders who want to do more than what these bulky boards can allow.

Wetboard will be a new option for these thrill-seeking riders.



Confidential 2018

Wetboard, Inc. seeks to provide water sports participants with a more exhilarating, unhindered experience than water skiing or wakeboarding without the inconvenience of trailers and tow boats. Complete with a revolutionary design, an innovative propulsion system and our state-of-the-art impeller, the Wetboard should blow other motorized boards out of the water.

Innovative Design

Small in size but big on power, Wetboard's inventive patent pending design outshines the competition. Its powerful propulsion system and lightweight form enable riders to maneuver in ways that are not possible on larger powered surfboards.

Revolutionary Propulsion System

Wetboard will be powered by our patent pending new propulsion system. To maximize efficiency, our propulsion system directs water through an ultralight, high-torque ring-shaped motor.

Proprietary Impeller

In water sports, thrust matters. That's why Wetboard designed a proprietary *Active Draw Funneling Impeller*, which should more than double the water-intake volume, delivering approximately 2.25 times more thrust than traditional propeller configurations.





Our Product Line

 

Shark

The Wetboard Shark will be best suited for lakes and calmer waters, as well as a board for executing tricks. Our proprietary propulsion system is designed to be built right into the core of the deck, creating a sleek, compact profile.

Wave Rider

The Wetboard Wave Rider is expected to perform best in waves and more turbulent waters, as the propulsion system is modular and fully submerged, reducing cavitation for a smoother ride. The Wave Rider will likely be our first prototype and the first model on the market.

Our goal is to create the smallest, lightest, highest-performing and most dynamic self-powered board to ever hit the waves. We believe Wetboard will define a new, greener era in water sports.

A Swelling Market Opportunity

Every year, recreational water sports get more and more popular, and the markets that support them (including US personal watercraft manufacturing markets) show continual year-over-year growth. In 2015, the recreational boating products sales revenue reached **$13.1B**, and between 2013-2018, will experience a **6.1% annual growth rate**. That growth is even larger when considering the personal watercraft manufacturing market, which will reach **$859M** and a **9.6% growth rate** by 2018.


RECREATIONAL BOATING PRODUCTS SALES REVENUE
$13.1B
(2015)
6.1% annual growth rate
(between 2013-2018)
PERSONAL WATERCRAFT MANUFACTURING MARKET
$859M
and a 9.6% growth rate by 2018

Market Research Report by Freedonia; Market Research Report by IBIS World

We believe Wetboard is a unique, one-of-a-kind product that is well-suited for a market hungry for new tools and toys. It is our hope that Wetboard will drive high demand and carve out its own space in a very large and expanding market.

Who Will Ride a Wetboard?



While many Wetboard riders may be younger adults, the target sales audience is adults with disposable income who:

- Are avid water skiers and wakeboarders
- Regularly visit resorts and vacation spots
- Buy boats, kiteboards, sailboards and personal watercrafts
- Own lake and vacation homes
- Have children who participate in recreational water sports

Additionally, there is a separate market for the Wetboard at resorts, hotels and vacation rental locations that want to provide a fun, unique and easily managed activity for guests to enjoy.

What's Next for Wetboard



Now that we have nearly completed the design for our revolutionary electric-powered board, Wetboard, Inc. is ready to start building our prototype and run product testing. After securing initial funding, we will aim to complete our first prototype by March 2018, and by the end of April 2018, we hope to have completed beta testing and even more design improvements. Our plan is to begin production and sales of a perfected final product by August 2018.

Key Relationships
We have already developed important relationships with key vendors that will allow us to acquire high quality components at competitive prices, and we expect to have a Wetboard assembly and distribution facility in Washington State. We intend to sell Wetboard direct-to-customer online in the United States, and we are actively looking for foreign distribution partnering opportunities abroad.

Marketing Strategy
To get the word out about Wetboard in the water sports community, our marketing strategy consists of viral videos and social networking that would launch in the summer of 2018, following the production of our prototype board.

Shipping Production
Shipment of the first production Wetboard is planned for August 2018.

Our Revenue Model

Wetboard is now in the pre-revenue stage of development, but within five years of initial product launch, we hope to reach **$14.993M in revenue a year**.

	FY1	FY2	FY3	FY4	FY5
# of Wetboards Sold	0	250	475	925	2100
Unit Price	*NA*	$7,495	$7,495	$7,495	$7,495
Revenue ('000)	$0	$1,855	$3,523	$6,895	$15,740
Gross Profit ('000)	$0	$947	$1,830	$3,866	$8,410
Gross Margin	*NA*	*51.10%*	*51.90%*	*56.10%*	*53.40%*
Total Operating Expenses (000)	$214	$933	$1,654	$2,373	$3,296
Income from Operations - EBIT ('000)	-$214	$14	$176	$1,493	$5,114



Competitive Landscape

We feel that Wetboard is the very first product of its kind to hit the market. The closest competitors of our revolutionary product include many different powered surfboards such as Aquila, Lampuga, Onean, Radinn and Waterwolf. However, we believe none of these compares to the unique design characteristics of the Wetboard.

Among gas-powered surfboards, our biggest competitor is Jetboard.



Jetboard is:

- The most popular powered surfboard on the market
- Gas-powered with unpleasant fumes
- Messy, bulky and less maneuverable than Wetboard



The Wetboard Advantage

When we say there is no other board on the market like Wetboard, we mean it. To summarize some of our most original and competitive advantages:

- Wetboard doesn't require a tow boat or trailer
- As an electric piece of equipment, it doesn't need gasoline, eliminating mess, smell and hassle
- Unlike the competition, Wetboard doesn't float its rider. Rather, the forward momentum of the "vehicle" keeps riders planing
- Our patent pending propulsion system and impeller designs are anticipated to be the most advanced on the market



Timeline

The following is Wetboard's timeline, from our inception in August 2015 to the anticipated shipping of our first order in October 2018. We expect that Wetboard will be ready to hit the marketplace in less than a year from the time the offering is completed.


WETBOARD
Wetboard, Inc. Founded
August 2015
May 2016
WETBOARD
Notice Of Allowance for Wetboard Trademark
PATENT-PENDING
Wetboard Files Patents with the USPTO
June 2017
January 2018
Wetboard Antisipates Rasing $500,000
Prototype Production Begins
January 2018
March 2018
Prototype Testing Begins
KICKSTARTER
indiegogo
Launch Indegogo and Kickstarter Campaigns
April 2018
July 2018
Production of Wetboard Starts
WETBOARD
First Order of Wetboard Ships
October 2018

Meet the Founder



Chris White
Founder, President, CEO & Director

Chris is our founder and has served as our President, CEO, Treasurer and Chairman of the Board of Directors since our inception (2015). He brings a diverse leadership history to Team Wetboard, with prior business ventures including the founding of manufacturing, wholesale distribution and nanotechnology start-ups, as well as a global record label that released music by multiplatinum-selling artists. In his 20 years of experience, Chris has overseen manufacturing, distribution, financing, marketing, advertising and operations. Since May of 2014, he has served as the Managing Director of DORY LLC, which holds shares in Demaray LLC, a Silicon Valley nanotechnology company. Since December 2013, he has also served as founder and CEO of Weight Loss Clubs Worldwide, Inc., a start-up company that aims to provide support networks for people who want to lose weight and live healthy lives. Chris has also served intermittently as an artist for Pacific Studio, Inc., a museum exhibits fabrication company, since May 2009. He has an MFA from the University of Pennsylvania.

...And the Rest of Team Wetboard



John Pirtle *Chief Engineer*

John has served as CTO for Ecocruise Electric Transportation, a manufacturer of electric vehicles; a R&D scientist for GreenTech StarScan, where he developed an HD television system now known as Direct TV; and a Design Engineer for American Calcar, developing in-car navigation systems for BMW, Jaguar, Ford and Mercedes. John has successfully delivered on military contracts to Boeing, Martin Marietta and General Dynamics.



Mark Barnes *Vice President of Sales*

Mark's business ventures include over 30 years of sales in manufacturing and packaging. He is currently the owner of Mobius, a 3D rapid prototyping company. An avid water sports enthusiast for over 17 years, he is a kiteboarding team rider and has most recently been involved in kite foil design and development. Mark also served as former Columbia Gorge Kiteboard Association President, promoting kiteboarding throughout the Columbia Gorge.



Hilary Havlik *Communications Manager and Secretary*

Hilary has served as our secretary since August 2017 and as Communications Manager since November 2016. Since Fall 2015, she has been an independent contractor doing freelance art for various companies including Funko and Amazon. She holds a Certificate in Editing from the University of Washington and a BFA from the University of Wyoming.



Sam Ammar *Technical Specialist*

Sam has 20 years' experience in 3D design, exceptional drafting skills and an aptitude for engineering concepts. He specializes in CAD engineering design and CAD modeling for 3D printing. Sam is also fluent in CAD programs such as SolidWorks, Rhino, ZBrush and Modo.



Dennis Yeh *Advisory Board Member*

Dennis is currently a Spaceship Propulsion Test Engineer with Virgin Galactic/The Spaceship Company, where he is responsible for the design and manufacturing of electrical hardware and software for qualification testing of RocketMotorTwo, the largest hybrid rocket motor ever produced. His experience includes the design, analysis and manufacturing of rocket ignition and oxidizer injection systems with the UCLA Rocket Project. Dennis received his BS degree in Aerospace Engineering from UCLA.



Chad Douglas *Advisory Board Member*

Chad was introduced to wakeboarding at the age of 14 and has competed at a professional level for many years. When not wakeboarding, he works as an engineering manager at the Boeing Company. Chad has a background in complex and integrated system design, aircraft certification, test operations and product development. He has a BS in Aeronautical Science and an MS in Technical Management from Embry Riddle Aeronautical University.



Mike Chinn *Advisory Board Member*

Mike has over 16 years of wakeboarding experience, four of which were professional. Over the course of ten years, he rode competitively and was sponsored by Ronix Wakeboards. He has a vast knowledge of wakeboarding and its equipment. Mike continues to compete in local competitions and gives R&D feedback for Ronix. He is a graduate of the University of Washington, where he focused on Naval Architecture and Sociology.



Jon Stamm *Prospective Director (appointment upon funding)*

Jon is president of ModelWerks and has over 30 years of experience designing water skis and wakeboards. Jon's company, ModelWerks, is a specialty tool and custom manufacturing house. They will be involved with Wetboard from concept to production, helping with prototype and production model design, designing and creating molds, tools and manufacturing processes and possibly early-stage parts manufacturing.



Steve Shamblott *Prospective Director (appointment upon funding)*

Steve is experienced in starting and operating companies and has been involved in a multitude of M&A. He was co-founder and Sr. VP of Corporate Development for Adayana, Inc., Founder, Chairman of the Board and CEO of LearningByte, Inc., EVP of Sales & Marketing and EVP of International Operations for Datacard Group. Prior to that, he held VP and other management positions with Enercon Data, Data 100 and Control Data Corp. Steve has a BSEE from the University of Minnesota.

Confidential 2018

THE COMPANY AND ITS BUSINESS

Description of Business
Wetboard, Inc. is a Washington State corporation. It was founded in 2015 by Chris White, the inventor of the Wetboard. Our goal is to create the smallest, lightest, highest-performing and most dynamic self-powered personal watercraft to ever hit the waves. We believe that Wetboard will define a new, greener era in water sports. The Wetboard design is complete and patent pending and includes unique and revolutionary board features, propulsion system and propeller design. Wetboard is just beginning to construct its prototype, contingent upon fundraising efforts. Wetboard anticipates the shipment of its first production model in October of 2018.

Liabilities and Litigation
We are not aware of any liabilities or litigation with which Wetboard, Inc. is involved.

Officers and Directors

Chris White	Founder, President, CEO & Director
Hilary Havlik	Communications Manager and Secretary

Chris White is our founder and has served as our President, CEO, Treasurer and Chairman of the Board of Directors since our inception (2015). He brings a diverse leadership history to Team Wetboard, with prior business ventures including the founding of manufacturing, wholesale distribution and nanotechnology start-ups, as well as a global record label that released music by multiplatinum-selling artists. In his 20 years of experience, Chris has overseen manufacturing, distribution, financing, marketing, advertising and operations. Since May of 2014, he has served as the Managing Director of DORY LLC, which holds shares in Demaray LLC, a Silicon Valley nanotechnology company. Since October 2017, he has also served as CEO of Grey Harbor Staffing, Inc., a nursing staffing agency. Chris has also served intermittently as an artist for Pacific Studio, Inc., a museum exhibits fabrication company, since May 2009. He has an MFA from the University of Pennsylvania.

Hilary Havlik has served as our secretary since August 2017 and as Communications Manager since November 2016. Since Fall 2015, she has been an independent contractor doing freelance art for various companies including Funko and Amazon, as well as stagehand work for IATSE Local 15. From May 2014 to September 2015, she worked as an artist at Pacific Studio, Inc., a museum exhibits fabrication company. She holds a Certificate in Editing from the University of Washington and a BFA from the University of Wyoming.

Related Party Transactions
Event 1 The founder, Christopher D. White, loaned Wetboard, Inc. $20,000 and on August 12, 2017 converted that debt into shares of common stock in the Company (10,000 shares) at the current offering price of $2.00 per share. Event 2 On March 7, 2017, the founder, Christopher D. White, contributed intellectual property and trade secrets in exchange for 711,875 shares of common stock in Wetboard, Inc.

Event 2 The Board Member, Steven Shamblott, was issued 7,500 shares of common stock in the Company.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

Chris White, Wetboard's founder, is the principle owner with 87.44% ownership of its Common Stock (assuming all options are exercised).

Capitalization Table

	Current		After Offering	
	# Shares	%	# Shares	%
Current Shareholders (Issued)	807,500	98.97%	807,500	72.36%
Outstanding Options	8,438	1.03%	8,438	0.76%
New Shareholders			300,000	26.88%
Total (Assuming all options exercised)	815,938	100.00%	1,115,938	100.00%

Description of Securities

The following description summarizes the material terms of our capital stock. Because it is only a summary, it may not contain all the pertinent information. For a complete description refer to the Company's Amended and Restated Articles of Incorporation ("Articles of Incorporation") and Amended and Restated Bylaws ("Bylaws"), along with the applicable provisions of Washington State law.

Classes of Securities

Common Stock

The Company is authorized to issue up to 5,000,000 shares of Common Stock, there are no other classes of stock. There are a total of 805,675 shares of Common Stock currently issued and outstanding.

Voting Rights

The holders of shares of the Company's voting Common Stock, no par value per share, are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders.

Dividend Rights

Holders of our Common Stock are entitled to receive dividends, if any, as may be declared from time to time by the board of directors out of legally available funds. We have never declared or paid cash dividends on any of our Common Stock and currently do not anticipate paying any cash dividends after this offering or in the foreseeable future.

Rights to Receive Liquidation Distributions

Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities.

What it means to be a Minority Holder
As a minority holder of shares of Wetboard, Inc. common stock, you will have voting rights. However, you will have limited ability, if any, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution
Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, referring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

There have been two transactions with a related party that increased the total number of shares issued.

Event 1
The founder, Christopher D. White, loaned Wetboard, Inc. $20,000 and on August 12, 2017 converted that debt into shares of common stock in the Company (10,000 shares) at the current offering price of $2.00 per share.

Event 2
On March 7, 2017, the founder, Christopher D. White, contributed intellectual property and trade secrets in exchange for 711,875 shares of common stock in Wetboard, Inc.

FINANCIAL CONDITION AND FINANCIAL STATEMENTS

Financial Condition
We have not yet generated any revenues and will not be able to do so until we are in production and can deliver product. Our goal is to ship product in October 2018; prior to this, we must first complete a prototype and establish manufacturing capabilities. With the capital of the anticipated raise amount, we will have enough capital to complete the prototype. We anticipate that this current raise of capital will be followed by an additional raise of capital.

Financial Milestones
The Company is investing for continued growth of the brand, as is generating sizeable net income losses as a result. Management currently forecasts Fiscal Years 1-5 revenues of $0, $1.8 million, $3.5 million, $6.9 million and $15.7 million, respectively, and believes the company will generate positive net income beginning in Fiscal Year 2. See our 5-year forecast in the "Our Revenue Model" section.

Liquidity and Capital Resources

Liquidity
Although there are no guarantees, we hope that there will be a number of ways an
investor will be able find liquidity. One way may be to achieve liquidity through an acquisition of the Company by another existing water sports company. Wetboard has already had encouraging preliminary discussions with a large company within the water sports industry. We do not expect to issue dividends to investors, even if we are in the position to do so. Instead, we intend to re-invest profits back into the Company to drive growth. Therefore, we believe the most likely path to making a positive return on your investment is through the successful sale of the business. A third possibility for liquidity is through an initial public offering, although this is not likely.

Capital Resources
The company is currently generating operating losses and requires the continued infusion of new capital to continue business operations. We estimate that we will require as much as $3 million in capital to achieve a commercial production of the Wetboard that produces maximum profits for the Company. Much of this additional capital will be used to make volume inventory purchases. We believe it is possible to finance this additional needed capital through pre-payment of orders via Kickstarter and Indiegogo. If we are unable to do so, we may need to raise money from future sales of securities or some other source of funding.

Indebtedness
The company has $8,340 in outstanding debt.

Recent Offerings of Securities
On December 18, 2017 Wetboard, Inc. raised $11,350 through a Regulation CF Offering on StartEngine's crowdfunding platform.

Valuation
Based on the offering price, Wetboard, Inc. would be valued at $2,228,226.00.

We have not undertaken any efforts to produce a valuation of the Company. The price of the shares merely reflects the opinion of the Company as to what would be fair market value.

Financial Statements
Our financial statements cover the period ending in December 31, 2017.



FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017
(UNAUDITED)

PRINCIPAL EXECUTIVE OFFICER'S FINANCIAL STATEMENT CERTIFICATION

I, Christopher White, the President of Wetboard, Inc., hereby certify that the financial statements of Wetboard, Inc. and notes thereto for the period begging August 11, 2015 (inception) through December 31, 2017 are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2016, the amounts reported on our tax returns were total income of $0.00; taxable income of $0.00 and total tax of $0.00. For the year 2017, the amounts reported on our tax returns will be a total income of $0.00; taxable income of $0.00 and total tax of $0.00.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the January 1, 2018.

_____
Christopher White, President

WETBOARD, INC.
BALANCE SHEET
AS OF AUGUST 11, 2015
(unaudited)

	August 11, 2015
Assets	
Current Assets	
Cash	$0
Current Assets	$0
Total Assets	$0
Liabilities and Stockholders' Equity	
Total Liabilities	$200
Commitments and Contingencies	$0
Stockholders' Equity	
Common Stock, No Par Value	
1,000,000 Shares Authorized; None Issued	
and Outstanding, as of 8/11/2015 *	$0
Accumulated Deficit	$0
Total Stockholders' Equity	$0
Total Liabilities and Stockholders' Equity	-$200

* All Shares adjusted to reflect 1 for 8 Reverse Split (9-4-2017)

WETBOARD INC
BALANCE SHEETS
DECEMBER 31, 2015, DECEMBER 31, 2016
AND DECEMBER 31, 2017
(unaudited)

	December 31 2017	December 31 2016	December 31 2015
ASSETS			
Current			
Cash	$10,519.00	$0.00	$0.00
Fixed			
Prototype	$3,189.90	$3,189.90	$3,189.90
Design	$2,550.00	$2,550.00	$525.00
Software	$199.03	$104.03	$104.03
Video	$163.23		
Tools	$32.82	$32.82	$32.82
Sub Total	$6,134.98	$5,876.75	$3,851.75
Less Depreciation 2015	$114.71	$114.71	$114.71
Less Depreciation 2016	$759.18	$759.18	
Less Depreciation 2017	$870.28		
Total	$14,909.81	$5,002.86	$3,737.04
Intangible			
Patents	$17,577.32	$4,927.32	$4,774.32
Trademark	$825.00	$225.00	$225.00
Sub Total	$18,402.32	$5,152.32	$4,999.32
Less Amortization 2015	$32.19	$32.19	$32.19
Less Amortization 2016	$319.58	$319.58	
Less Amortization 2017	$526.27		
Total	$17,524.28	$4,800.55	$4,967.13
TOTAL ASSETS	**$32,434.09**	**$9,803.41**	**$8,704.17**
LIABILITIES & EQUITY			
Liabilities			
Loan From Officer	$507.76	$11,364.90	$9,157.07
Accounts Payable	$8,340.00		
Total	$8,847.76	$11,364.90	$9,157.07
Equity			
Capital Stock	$20,000.00	$0.00	$0.00
Start Engine	$11,350.00		
Net Income (Loss)	-$7,763.67	-$1,561.49	-$452.90
Total	$23,586.33	-$1,561.49	-$452.90
TOTAL LIABILITIES & EQUITY	**$32,434.09**	**$9,803.41**	**$8,704.17**

WETBOARD INC
STATEMENTS OF OPERATIONS
FOR THE PERIOD FROM AUGUST 11, 2015 TO DECEMBER 31, 2015,
THE PERIOD FROM JANUARY 1, 2016 TO DECEMBER 31, 2016
AND THE PERIOD FROM JANUARY 31, 2016 TO DECEMBER 31, 2017
(unaudited)

	January 1, 2017 to December 31, 2017	January 1, 2016 to December 31, 2016	August 11, 2015 to December 31, 2015
Revenues	$0.00	$0.00	$0.00
Expenses	$5,141.46	$335.83	$306.00
Depreciation	$1,744.17	$873.89	$114.71
Amortization	$878.04	$351.77	$32.19
Income from Opperations (Loss)	**-$7,763.67**	**-$1,561.49**	**-$452.90**

WETBOARD INC
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDING DECEMBER 31, 2015, DECEMBER 31, 2016
AND DECEMBER 31, 2017
(unaudited)

	December 31, 2017	December 31, 2016	December 31, 2015
Cash Flows From Operating Activities			
Net Loss	$7,427.84	$1,255.49	$452.90
Used In Operating Activities			
Depreciation	-$1,744.17	-$873.89	-$114.71
Amortization	-$878.04	-$351.77	-$32.19
Stock-based Compensation	$0.00	$0.00	$0.00
Changes In Operating Assets And Liabilities			
Accrued Liabilities	$0.00	$0.00	$0.00
Other Current Assets	$10,519.00	$0.00	$0.00
Accounts Payable	-$8,340.00	$0.00	$0.00
Net Cash Used In Operating Activities	$6,984.63	$29.83	$306.00
Cash Flows From Investing Activities			
Purchase Of Property And Equipment	$258.23	$2,025.00	$3,851.75
Purchase Of Intangible Assets	$13,250.00	$153.00	$4,999.32
Deposits And Other	$0.00	$0.00	$0.00
Net Cash Used In Investing Activities	$13,508.23	$2,178.00	$8,851.07
Cash Flows From Operating and Investing Activities	$20,492.86	$2,207.83	$9,157.07
Cash Flows From Financing Activities			
Sale of Capital Stock	$11,350.00		
Loans From Officers	$9,142.86	$2,207.83	$9,157.07
Net Cash From Financing activities	$20,492.86	$2,207.83	$9,157.07

WETBOARD INC
FINANCIAL STATEMENT
NOTES

NOTE 1 – NATURE OF OPERATIONS
Wetboard, Inc. was formed on August 11, 2015 ("Inception") in the State of Washington. The balance sheet of Wetboard, Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are in Bellevue, Washington.

Wetboard, Inc. was founded by Chris White, the inventor of the Wetboard. Our goal is to create the smallest, lightest, highest-performing and most dynamic self-powered personal watercraft. We believe that Wetboard will define a new, greener era in water sports. The Wetboard design is complete and patent pending. Wetboard anticipates shipping its first production model Wetboard in October of 2018.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates
The preparation of balance sheet in conformity with US GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1	- Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2	- Include other inputs that are directly or indirectly observable in the marketplace.
Level 3	- Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Risks and Uncertainties
The Company has a limited operating history and has not generated revenue from intended operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: dependence on key personnel, dependence on venders, lack of market acceptance for our product, regulatory compliance, fierce competition, lack of operator experience. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from [DESCRIBE PRODUCT OR SERVICE] transactions when (a) pervasive evidence that an agreement exists, (b) the product or service has been delivered, (c) the prices are fixed and determinable and not subject to refund or adjustment, and (d) collection of the amounts due are reasonably assured.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be creditworthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements
The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our balance sheet.

NOTE 3 – COMMITMENTS AND CONTINGENCIES
The Company is not currently involved with, and does not know of any pending or threatening litigation against the Company or its member.

USE OF PROCEEDS

GROSS AMOUNT	**$600,000**
LESS	
OFFERING EXPENSES	$80,000
NET PROCEEDS	$520,000
PLANNED USES	
CAPITAL EXPENDITURES	
Prototype (Parts, Labor & Consultants)	$120,000
Engineering	$80,000
Tooling	$60,000
Intellectual property	$10,000
Video	$20,000
Computers & Software	$12,000
Website	$15,000
Shop Equipment	$10,000
Total proceeds used for capital expenditures	$327,000
WORKING CAPITAL	
Salaries, Wages and other Compensation	$80,000
Professional Services (Accounting & Legal)	$8,000
Consulting Services	$8,000
Marketing	$25,000
Travel	$10,000
Shop Rental	$24,000
Reserve	$38,000
Total proceeds for working capital and reserve	$193,000
TOTAL USES	**$520,000**

The net proceeds of this offering will be used to cover part of the capital that we project we will need in 2018, and should provide the Company with the capability of building and delivering product. Specifically, we intend to build the Wetboard prototype and prepare to manufacture/assemble the production model Wetboard, make improvements to our website and market the Wetboard.

The identified uses of proceeds are subject to change at the sole discretion of the executive officers and directors, based on the business needs of the Company.

Irregular Use of Proceeds
The Company does not plan to incur any irregular use of proceeds. However, the identified uses of proceeds are subject to change at the sole discretion of the executive officers and directors, based on the business needs of the Company.

Contact

Chris White
President & CEO
(425) 495-5189
cw@wetboardinc.com

Wetboard, Inc.
417 Bellevue Way SE, #202
Bellevue, WA 98004

